Exhibit 4.5

SECOND AMENDMENT TO THE
MITCHAM INDUSTRIES, INC.
AMENDED AND RESTATED STOCK AWARDS PLAN

This Second Amendment (this “Second Amendment”) to the Mitcham Industries, Inc. Amended and Restated Stock Awards Plan (as amended, the “Plan”), is made effective as of July 23, 2019 (the “Amendment Effective Date”), by Mitcham Industries, Inc., a Texas corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company adopted a prior version of the Plan effective as of May 30, 2006 (the “Prior Plan”) under which the Company became authorized to grant equity-based incentive awards to certain employees and service providers of the Company and its subsidiaries;

WHEREAS, the Company, with approval of the Company’s stockholders and in connection with the amendment and restatement of the Prior Plan, adopted the Plan effective as of May 15, 2013;

WHEREAS, the Company, with the approval of the Company’s stockholders, amended the Plan effective as of July 20, 2016;

WHEREAS, Section 7.1 of the Plan provides that the Company’s board of directors (the “Board”), with the approval of the Company’s shareholders, may amend the Plan to increase the number of common shares, par value $0.01 per share, of the Company (the “Shares”) available for awards under the Plan and to extend the term of the Plan; and

WHEREAS, the Board now desires to amend the Plan to (i) increase the number of Shares available for grant under the Plan by 1,250,000, subject to approval by the Company’s shareholders at the annual meeting of the Company on July 23, 2019 and (ii) extend the term of the Plan to May 15, 2029.

NOW, THEREFORE, the Plan shall be amended as of the Amendment Effective Date, subject to approval by the Company’s shareholders at the annual meeting on the same date, as set forth below:

1. Section 4.1 of the Plan is hereby deleted in its entirety and replaced with the following:

4.1. Shares Available. Subject to adjustment as provided below, the number of Shares that may be issued with respect to Awards granted under the Plan shall be 3,899,864 (the “Share Pool”). If an Award is forfeited or otherwise lapses, expires, terminates or is canceled without the actual delivery of Shares (Restricted Stock awards shall not be considered “delivered Shares” for this purpose) or is settled in cash, then the Shares covered by such Award, to the extent of such forfeiture, expiration, lapse, termination or cancellation, shall be restored to the Share Pool and again be Shares that may be issued with respect to Awards granted under the Plan; provided, that the restoration shall, as applicable, be on a one Share for one Share basis to the extent that such Award reduced the Share Pool on a one Share for one Share basis or be on a 1.60 Share for one Share basis to the extent that such Award reduced the Share Pool on a 1.60 Share for one Share basis. With respect to outstanding Awards granted prior to May 15, 2013, Shares tendered to or withheld by the Company to satisfy any tax withholding or exercise price obligations with respect to an Award shall be available for issuance under future Awards, subject to the overall limitation provided in the first sentence above. With respect to Awards granted on and after May 15, 2013: (i) Shares not issued or delivered as a result of the net settlement of an outstanding Option or SAR, (ii) Shares tendered or withheld by the Company to satisfy any tax withholding or exercise price obligations with respect to an outstanding Option or SAR, and (iii) Shares repurchased on the open market with the proceeds of an Option’s exercise price, will not, in each case, be available for issuance under future Awards. In the discretion of the Committee, all 3,899,864 Shares (as adjusted, if applicable) may be issued under the Plan pursuant to ISOs.

2. Section 10 of the Plan is hereby deleted in its entirety and replaced with the following:

10. Term of the Plan. No Award shall be granted with respect to newly authorized shares under this Plan prior to its approval by the stockholders of the Company and no Awards shall be granted after May 15, 2029. However, unless otherwise expressly provided in the Plan, the Prior Plan, the 2000 Plan or an applicable award agreement, any Award granted prior to such termination of the Plan, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

3. Except as set forth above, the Plan shall continue to read in its current state.